Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) August 5, 2026.

CONTROL #

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary Meeting to be held on Friday, August 7, 2026, at 10:00 a.m. local time at Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary Meeting of Shareholders Proxy Card — Top Wealth Group Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

	FOR	AGAINST	ABSTAIN
Proposal 1 By an ordinary resolution, to approve the increase of the authorized share capital of the Company from US$19,800,000 divided into 2,000,000,000 Class A ordinary shares of par value US$0.009 each (the "Class A Ordinary Shares") and 200,000,000 Class B Ordinary Shares of par value US$0.009 each by the creation of additional 48,000,000,000 Class A Ordinary Shares and additional 4,800,000,000 Class B Ordinary Share to US$495,000,000 divided into 50,000,000,000 Class A Ordinary Shares of US$0.009 each and 5,000,000,000 Class B Ordinary Shares of par value US$0.009 each (the "Increase of Authorised Share Capital").	☐	☐	☐
Proposal 2 By a special resolution, to approve the following proposed amendments to the existing second amended and restated memorandum and articles of association of the Company: (i) the Variation of Class B Ordinary Shares Rights; (ii) the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 7 clear days to at least 5 days; (iii) the provision that the chairman of general meetings shall be entitled to a second vote or casting vote in the case of an equality of votes; and (iv) new provisions for exclusive jurisdiction and mandatory arbitration in respect of disputes in connection with the Company on the terms set out in the Amended M&A (as defined below) (collectively, the "Proposed Amendments").	☐	☐	☐
Proposal 3 By a special resolution, subject to and conditional upon the approval for Proposals 1 and 2 above, to approve and adopt the third amended and restated memorandum and articles of association of the Company (the "Amended M&A") as set forth in Appendix A with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company.	☐	☐	☐
Proposal 4 By an ordinary resolution, subject to and conditional upon the approval for Proposal 1 to Proposal 3 above, to authorize any one or more of the directors and officers of the Company to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company's transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.	☐	☐	☐
Proposal 5 By ordinary resolutions: (i) to approve and authorize one or more consolidations of the Company's issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, each of a par value US$0.009 (each a "Share Consolidation", collectively, the "Share Consolidations") at a ratio and from an effective date that may be determined by the board of directors of the Company (the "Board") in its absolute discretion within two (2) years after the date of passing of these ordinary resolutions with such consolidated Class A Ordinary Shares and Class B Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 5-for-1 nor greater than 250-for-1 (the "Range"); (ii) to approve rounding up of any fractional shares resulting from the Share Consolidation(s) to the nearest whole ordinary share; and (iii) to authorize the Board to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered office service provider and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).	☐	☐	☐
Proposal 6 By an ordinary resolution, to authorize the chairman of the Extraordinary Meeting to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve Proposal 1 to Proposal 5 above.	☐	☐	☐

(To be signed on reverse side)

EXTRAORDINARY MEETING OF SHAREHOLDERS TOP WEALTH GROUP HOLDING LIMITED TO BE HELD ON 10:00 A.M. LOCAL TIME AUGUST 7, 2026 (10:00 P.M. EASTERN TIME AUGUST 6, 2026) Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement are available at: https://ts.vstocktransfer.com/irhlogin/TOPWEALTH DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS undersigned hereby appoints Kim Kwan Kings, WONG as proxy with full power of substitution, to represent and to vote as set The herein all the ordinary shares of Top Wealth Group Holding Limited which the undersigned is entitled to vote at the forth Extraordinary Meeting and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted "FOR" all listed Proposals. Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Top Wealth Group Holding Limited in mailing materials, you can Electronic to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please consent provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings. Email Address: ____________________________________________________________________________ PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE Signature, if held jointly Signature Date _______________________________________ ___________________________________________________________ ___________________________________________________________ Note: This proxy must be signed exactly as the name appears hereon. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. AC:ACCT9999 * SPECIMEN * 90.00